EXHIBIT 99.1

Wanda Sports Group Company Limited Reports Second Quarter 2019 Results
BEIJING, September 9, 2019 (GLOBE NEWSWIRE) – Wanda Sports Group Company Limited (“Wanda Sports”, or “we”) (NASDAQ: WSG), a leading global sports events, media and marketing platform, today announced its unaudited financial results for the second quarter ended June 30, 2019.
Second Quarter 2019 Financial Highlights:
•
Total revenue reached €283.8 million (US$322.8 million), a decrease of 30% year-over-year. Excluding the impact of reimbursement revenue[1], total revenue would have been €256.1 million (US$291.3 million), representing an increase of 4% year-over-year.

•
Gross profit was €104.4 million (US$118.7 million), compared with €108.2 million in the second quarter of 2018. The slight decrease was mainly attributable to event cyclicality related to the 2018 FIFA World Cup Russia™.

•	Net profit attributable to ordinary shareholders was €23.4 million (US$26.6 million), up 39% year-over-year.
•	Adjusted EBITDA was €58.8 million (US$66.9 million), compared with €65.4 million in the second quarter of 2018.
•
Basic and diluted net income per American Depositary Share (“ADS”) [2]were both €0.17(US$ 0.19), compared with basic net income per ADS of €0.14 and diluted net income per ADS of €0.13 in the second quarter of 2018.

Mr. Hengming Yang, Chief Executive Officer of Wanda Sports, commented, “We are pleased with our second quarter performance, which reflects the strong business momentum across our three key segments. Compared with the second quarter of 2018, we delivered steady revenue growth and achieved solid profits, excluding the impact of event cyclicality due to the FIFA World Cup. As a leading global sports events, media and marketing platform, Wanda Sports is

[1]
Cyclicality driven by the timing cycle of sports events has a significant impact on the comparability of our results from one period to the next. In 2018, both total revenue and total cost of sales were impacted due to media production activities in connection with the 2018 FIFA World Cup Russia™, which is accounted for in our DPSS segment. These activities are undertaken pursuant to our cost-plus contractual model under which both revenue and costs are fully accounted for in our consolidated statement of profit or loss, including reimbursement revenues and reimbursement costs. Reimbursement revenues represent revenue that has associated costs of a similar, generally matching, amount (reimbursement costs), thereby resulting in a negligible gross margin impact. The negligible gross margin impact from reimbursement revenues and reimbursement costs (as opposed to a zero gross margin impact as may be otherwise expected) is due to temporary timing differences mainly resulting from foreign exchange effects on invoice settlements.

[2]
Basic and diluted earnings per share and profit attributable to ADS holders of the parent for the three months ended June 30, 2019 and 2018 were computed in the assumption that we had issued 23.8 million ADS, and had approximately 205 million ordinary shares issued and outstanding as at June 30, 2019 and 2018.

capitalizing on the tremendous opportunities in the growing sport market globally. Looking ahead, we remain focused on our strategy of adding compelling events in desirable markets, expanding our diversified portfolio of world-class IP rights, embracing digital innovation in the sports industry, making selective acquisitions that have strong synergies with our existing businesses and capturing the significant opportunities in the high-growth Chinese market. We are confident that continued execution of this strategy will drive growth and create value for our shareholders.”
Mr. Honghui (Brian) Liao, Chief Financial Officer of Wanda Sports commented, “In the second quarter, we achieved solid financial performance, with a 4% year-over-year increase in revenues (excluding the impact of reimbursement revenues) and Adjusted EBITDA of €59 million. Our asset-light business model and strong cash flow from operations give us the financial flexibility to invest in new growth initiatives. In August, we used the proceeds from our U.S. IPO as well as cash on hand to pay down short-term debt by US$200 million and reduced our net leverage ratio to 4.2.  We remain focused on executing our strategy while working to reduce our leverage as we position Wanda Sports to deliver long-term value for our athletes, business partners and shareholders.”

Second Quarter 2019 Financial Results
Total revenue was €283.8 million (US$322.8 million), a decrease of 30% from the second quarter of 2018, primarily attributable to decreased revenue from the Digital, Production, Sports Solutions (DPSS) segment. Excluding reimbursement revenue, total revenue was €256.1 million (US$291.3 million), up 4% year-over-year, mainly due to increased revenue from our Mass Participation segment.
Revenue in our Mass Participation segment was €90.9 million (US$103.4 million), up 21% year-over-year. The growth was primarily driven by increases in the number of gross-paid athletes and average revenue per gross-paid athlete. The number of gross-paid athletes increased from 449,000 in the second quarter of 2018 to 466,000 in the second quarter of 2019 attributable to the contribution from recently acquired events. Average revenue per gross-paid athlete increased to €118 from €96 in the second quarter of 2018.
Revenue in our Spectator Sports segment was €138.1 million (US$157.1 million), down 6% year-over-year. The decrease was primarily due to the decline in revenue from our football portfolios, reflecting the event cyclicality of the 2018 FIFA World Cup Russia™. The decrease was also partially offset by stronger contributions from summer and winter sports this year.
Revenue in our DPSS segment was €54.8 million (US$62.3 million), down 70% year-over-year. The 2018 FIFA World Cup Russia™ took place during the second and third quarters of 2018 and the FIFA Host Broadcast production project generated significant revenue for the DPSS segment. Excluding reimbursement revenue, DPSS revenue would have been €27.1 million (US$30.8 million), up 15% year-over year, primarily driven by the change of portfolio mix.
Cost of sales was €179.4 million (US$204.0 million), a decrease of 39% year-over-year, primarily due to the reduction in cost from our DPSS segment relating to the reimbursement cost from media production services in 2018.
Gross profit was €104.4 million (US$118.7 million), compared with €108.2 million in the second quarter of 2018. The slight decrease was mainly attributable to event cyclicality due to the 2018 FIFA World Cup Russia™.
Gross profit in our Mass Participation segment was €35.9 million (US$40.8 million), compared with €28.4 million for the second quarter of 2018.  The increase is mainly attributable to higher revenue of the segment.
Gross profit in our Spectator Sports segment was €55.4 million (US$63.1 million), compared with €63.9 million for the second quarter of 2018. The decrease was primarily due to the event cyclicality from high gross margin commission model sales mainly in relation to the 2018 FIFA World Cup Russia™.
Gross profit in our DPSS segment was €13.1 million (US$14.8 million), compared with €15.9 million for the second quarter of 2018. The decrease reflected the event cyclicality resulting from the 2018 FIFA World Cup Russia™, for which some of our services incurred relatively lower direct cost.
Gross margin, or gross profit as a percentage of revenue, was 37%, compared with 27% in the same quarter of 2018.  Excluding the impact of reimbursement revenue and costs, gross margin would have been 41%, compared with 44% in the same quarter of 2018.
Personnel expenses were €35.9 million (US$40.8 million), an increase of 2% year-over-year, primarily driven by the increase in employees compared with the same period last year.
Selling, office and administrative expenses were €17.8 million (US$20.2 million) for the second quarter of 2019, an increase of 50% year-over-year, primarily driven by the professional fees incurred for our initial public offering (“IPO”) as well as the completion of a number of small acquisitions during the second quarter of 2019 that led to an increase in overall general administrative expenses.
Depreciation and amortization expenses were €8.4 million (US$9.6 million), compared with €9.3 million in the second quarter of 2018.
Other operating expenses, net were €0.6 million (US$0.7 million) compared with €12.0 million in the second quarter of 2018. In the second quarter of 2018, we recognized a one-time credit loss in trade account receivable due to the MP & Silva insolvency.
Finance costs were €16.2 million (US$18.4 million), a decrease of 11% year-over-year, primarily due to the one-off impact of the termination in the second quarter of 2018 of a cross-currency swap entered into in connection with some financing agreements, partially offset by the interest expenses related to the senior 364-day term loan facility entered in March 2019 at the holding company level.
Finance income was €0.3 million (US$0.3 million), a decrease of 93% year-over-year, also primarily due to the cross-currency swap termination in the second quarter in 2018.
Income tax expenses were €1.2 million (US$1.4 million), compared with €7.9 million for the second quarter of 2018.  The decrease was mainly due to a release of an income tax provision during the second quarter of 2019.
Profit was €24.6 million (US$28.0 million), representing an increase of 33% from €18.5 million for the second quarter of 2018.
Adjusted EBITDA was €58.8 million (US$66.9 million), compared with €65.4 million in the second quarter of 2018.
Net profit attributable to ordinary shareholders was €23.4 million (US$26.6 million), compared with €16.8 million for the second quarter of 2018.
Basic and diluted net income per ADS were both €0.17 (US$ 0.19), compared with the basic net income per ADS of €0.14 and diluted net income per ADS of €0.13 in the second quarter of 2018.
Cash and cash equivalents
As of June 30, 2019, we had cash and cash equivalents of €186.5 million (US$212.1 million).

Business Updates
Mass Participation
We continued to take advantage of favorable global conditions in the mass participation events industry. In the second quarter of 2019, we operated 104 events. In the first half of 2019, we operated a total of 133 of the 322 owned and managed events scheduled for the full year.
Triathlon:
-
We operated five inaugural events in France (Les Sables d’Olonne), Greece (Costa Navarino), Ireland (Cork), and United States (Connecticut and Virginia). Other key events included the Hamburg Wasser World Triathlon Series, one of the world’s largest short distance triathlons, as well as IRONMAN and IRONMAN 70.3 Regional Championships in Australia, Denmark, Germany, South Africa and the United States.

-
In May, St. George, Utah won a competitive bid to host the 2021 IRONMAN 70.3 World Championship. St. George will be the first IRONMAN 70.3 event to rotate to a full-distance event in 2020, providing athletes with new opportunities to race in a highly popular event location.

Running:
-	We continued to develop our global running brand – the Rock ‘n’ Roll Marathon Series. We launched two inaugural events in Shanghai and Jixi, China in the second quarter.
-
We strengthened our market leading position in Oceania through the acquisition of Nine’s Events & Entertainment division, adding four events, highlighted by The Sun Herald City2Surf presented by Westpac – one of the world’s largest fun runs.

-
In May, Chengdu Marathon of China was recognized as a candidate race for the Abbott World Marathon Majors. This is the first and only candidate race in China for the Abbott World Marathon Majors series. The Abbott World Marathon Majors is the world’s largest and most renowned Marathon series, consisting of the world’s six premier marathons.

Others:
-
We completed the acquisition of London-based Threshold Sports, organizer of unique events such as a 9-day 1,500 km cycling challenge, and Germany-based hundert24, organizer of 14 non-competitive extreme hiking challenges. We had also acquired the Vienna Business Run, a popular annual 4.1-km road race.

Spectator Sports

In the second quarter, we made good progress in further diversifying our portfolio of sports rights with a number of new agreements signed with IP holders.
-	In May, we and the English Premier League agreed a new partnership for free-to-air rights across sub-Saharan Africa for three years commencing with the 2019/20 season.
-
In May, the 83rd IIHF World Championship in ice hockey was held in Slovakia. Over 470,000 fans attended the event with 1.3 billion people watching on TV. We were the exclusive media and marketing partner of the IIHF.

-	In June, a new agreement was signed with the International Olympic Committee (IOC) that includes the media rights to Sub-Saharan Africa for all Olympic properties through 2024.
DPSS
-	In May, we launched iX.co, an entity aimed at becoming a world leading digital media and solutions company that connects brands and sports rights holders to global fan audiences.
-	For the 83rd IIHF World Championship in ice hockey held in Slovakia, we also provided media production and digital solutions services.
-
2019 FIFA Women’s World Cup France™ took place across 11 cities in France in June. As the host broadcaster, Infront was on-site with more than 1,000 staff and six production teams per match. A maximum of 29 cameras captured the action on the pitches and delivered spectacular images.

Recent Developments
-
In July 2019, we completed our IPO of 23.8 million ADSs at a price of US$8 per ADS. Every two ADSs represent three ordinary shares. We received approximately US$190.4 million in gross proceeds.  We now have a total of approximately 205 million ordinary shares issued and outstanding.

-
In August 2019, we repaid US$200 million (€175.8 million) principal amount of the US$400 million unsecured senior 364-day term loan facility that was entered into on March 15, 2019 at the holding company level and also paid the related interest and make-whole amount of US$17.6 million (€15.4 million). We used the net proceeds from the IPO as well as cash on hand to fund the repayment.

-
In August 2019, World Triathlon Corporation (“WTC”), a Group company, refinanced its existing credit facility, which includes a term loan that matures on August 15, 2026 and a revolving line of credit that matures on May 15, 2024. The term loan portion of the credit facility is US$275 million (€241.8 million), and the revolving line of credit is US$25 million (€22.0 million). Interest on the term loan and revolving line of credit is the alternate base rate or LIBOR plus the applicable margin that falls between 2.75% and 4.25%. The other key terms remain materially the same as the existing credit facility.

-
In August 2019, FIBA, the world governing body of basketball, and Wanda Group, our parent company, signed a strategic partnership agreement. Wanda Group will continue as a global partner for the next 12 years, covering the next three World Cup cycles.  We, through Infront, have global marketing rights to the next three cycles of the FIBA Basketball World Cups and World Cup Qualifiers, the Women’s Basketball World Cups, the FIBA Continental Cups and also the FIBA Youth World Cups.

Third Quarter and Full Year 2019 Guidance
For the third quarter, we currently expect:
Total revenue to be in the range of €239 million to €253 million, or up 5% to 11% year-over-year.
Excluding reimbursement revenue, total revenue to be in the range of €236 million to €251 million, or up 30% to 38% year-over-year.

Adjusted EBITDA3 to be in the range of €39 million to €41 million, or down 1% to up 6% year-over-year.
For 2019, we currently expect:
Total revenue to be in the range of €1,008 million to €1,070 million, or down 11% to 5% from 2018.
Excluding reimbursement revenue, total revenue to be in the range of €976 million to €1,036 million, or up 7% to 14 % from 2018.
Adjusted EBITDA3 to be in the range of €167 million to €177 million, or down 15% to 9% from 2018.
Compared with 2018, total revenue and Adjusted EBITDA of 2019 are expected to be lower mainly due to event cyclicality in 2018.
The guidance aforementioned reflects our expectations for the third quarter and full year 2019 as of September 9, 2019. Our results are based on assumptions that we believe to be reasonable as of this date, but may be materially affected by many factors, as discussed below in the Forward-Looking Statements.

Conference Call Information
Wanda Sports’ management will host an earnings conference call at 8:30 AM U.S. Eastern Time on September 9, 2019 (8:30 PM Beijing/Hong Kong Time on September 9, 2019).
The dial-in details for the live conference call are as follows:
United States:	+1 866 519 4004
International:	+65 6713 5090
Hong Kong:	+852 3018 6771
China:	4006 208038
Conference ID:	9269765

[3]
A reconciliation of our Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided because of the inherent difficulty in forecasting and quantifying certain amounts and in reliance on the “unreasonable efforts” exception provided for in Regulation G.  Our Adjusted EBITDA guidance for the third quarter of 2019 reflects adjustments that exclude estimated stock-based compensation of approximately €24 million to €26 million and estimated depreciation and amortization of approximately €8 million to €9 million.   Our Adjusted EBITDA guidance for the full year 2019 reflects adjustments that exclude estimated stock-based compensation of approximately €40 million to €43 million and estimated depreciation and amortization of approximately €33 million to €35 million.  We are unable to forecast the timing or magnitude of other items that we expect will impact our IFRS profit/(loss) for the period and which we expect to adjust for in our Adjusted EBITDA, such as those included in the reconciliation table included at the end of this release, due to the nature of these items, being inherently unpredictable and not reliably quantifiable.  These items could significantly impact, either individually or in the aggregate, our IFRS profit/(loss) for the period in the future.

Additionally, a live and archived webcast of the conference call will be available on Wanda Sports’ investor relations website at investor.wsg.cn.
A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until September 17, 2019, by dialing the following telephone numbers:
United States:	+1 855 452 5696
International:	+61 2 8199 0299
Hong Kong:	800 963 117
China:	4006 322 162 2
Replay Access Code:	9269765

About Wanda Sports Group
Wanda Sports Group (Nasdaq: WSG) is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through our businesses, including Infront and The IRONMAN Group, we have significant intellectual property rights, long-term relationships and broad execution capabilities, enabling us to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. We offer a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Our full-service platform creates value for our partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in Beijing, China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world.
For more information, please visit investor.wsg.cn

Use of Non-IFRS Financial Measures
To supplement our consolidated financial statements which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we also use Adjusted EBITDA as a non-IFRS financial measure. We present Adjusted EBITDA because it is used by our management, in evaluating our operating results and for financial and operational decision-making purposes.  We believe that this measure helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our profit/(loss) from operations and net profit/(loss). We believe that Adjusted EBITDA provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility as to key metrics used by our management in its financial and operational decision-making.
Non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit/(loss) from operations and net profit/(loss) or any other measure of performance, or as an indicator of our operating performance. Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. Reconciliation of Adjusted EBITDA and EBITDA, another non-IFRS financial measure, to the most directly comparable IFRS financial measure is set forth at the end of this release.

Exchange Rate Information
This press release contains translation of certain EURO amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from EURO to U.S. dollars were made at the exchange rate of €0.8792 to US$1.0, the noon buying rate in New York for cable transfers of EURO as certified for customs purposes by the Federal Reserve Bank of New York in effect as of June 30, 2019.

Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to management quotes and our financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: our goals and strategies; the expected growth in our industry; our expectations regarding our ability to attract rights-in partners and monetize their rights through rights-out arrangements; our future business development, results of operations and financial condition; competition in our industry; general economic and business conditions; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in our registration statement on Form F-1, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in our annual report on Form 20-F for the year ending December 31, 2019 and other filings that we make from time to time with the SEC. In addition, any forward-looking statements contained in this press release are based on assumptions that we believe to be reasonable as of this date. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor and media inquiries, please contact:
In China
Wanda Sports Group
Eric Yuan
Tel: +86 10-8558-8813
E-mail:  ir@wsg.cn

In U.S.

Paul Scarpetta
Tel: +1 212-687-8080
E-mail: WandaSports-SVC@SARDVERB.com

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”), except for number of shares and per share data)
	For the three months ended
	June 30, 2019		June 30, 2018
	$	€	€
Revenue	322,796	283,802	404,478
Cost of sales	(204,047)	(179,398)	(296,242)
Gross profit	118,749	104,404	108,236
Personnel expenses	(40,846)	(35,912)	(35,196)
Selling, office and administrative expenses	(20,231)	(17,787)	(11,928)
Depreciation and amortization	(9,569)	(8,413)	(9,300)
Other operating expense, net	(647)	(569)	(11,970)
Finance costs	(18,384)	(16,163)	(18,209)
Finance income	365	321	4,392
Share of profit/(loss) of associates and joint ventures	(167)	(147)	345
Profit before tax	29,270	25,734	26,370
Income tax	(1,330)	(1,169)	(7,881)
Profit for the period	27,940	24,565	18,489
Attributable to:
Equity holders of the parent	26,667	23,446	16,836
Non‑controlling interests	1,273	1,119	1,653
	27,940	24,565	18,489
Earnings per share:
Basic profit for the period attributable to ordinary equity holders[4] of the parent	0.13	0.11	0.09
Diluted profit for the period attributable to ordinary equity holders[4] of the parent	0.13	0.11	0.08
Basic profit for the period attributable to ADS[4] holders of the parent	0.19	0.17	0.14
Diluted profit for the period attributable to ADS[4] holders of the parent	0.19	0.17	0.13

[4]
Basic and diluted earnings per share and profit attributable to ADS holders of the parent for the three months ended June 30, 2019 and 2018 were computed in the assumption that we had issued 23.8 million ADS, and had approximately 205 million ordinary shares issued and outstanding as at June 30, 2019 and 2018.

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended
	June 30, 2019		June 30, 2018
	$	€	€
Profit for the period	27,940	24,565	18,489
Other comprehensive income:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods (net of tax):
Net gain on cash flow hedges	270	237	6,549
Exchange differences on translation of foreign operations	(15,552)	(13,673)	(1,091)
Net other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods	(15,282)	(13,436)	5,458
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Net remeasurement on defined benefit plans	(14)	(12)	-
Other comprehensive (loss) income for the period, net of tax	(15,296)	(13,448)	5,458
Total comprehensive income for the period, net of tax	12,644	11,117	23,947
Attributable to:
Equity holders of the parent	11,707	10,293	21,889
Non‑controlling interests	937	824	2,058
	12,644	11,117	23,947

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))

	June 30, 2019		December 31, 2018
	$	€	€
ASSETS
CURRENT ASSETS
Cash and cash equivalents	212,130	186,505	177,048
Trade and other receivables	273,384	240,359	299,898
Accrued income	17,751	15,607	6,474
Contract assets	36,440	32,038	39,714
Inventories	10,464	9,200	5,935
Income tax receivables	8,384	7,371	8,816
Other assets	85,051	74,777	81,561
	643,604	565,857	619,446
NON‑CURRENT ASSETS
Long‑term receivables	12,028	10,575	6,271
Investments in associates and joint ventures	1,257	1,105	5,551
Property, plant and equipment	30,266	26,610	26,048
Right of use assets	37,509	32,978	35,789
Intangible assets	485,104	426,504	423,488
Goodwill	938,822	825,411	677,326
Contract assets	11,341	9,971	9,077
Deferred tax assets	26,640	23,422	24,562
Other assets	70,378	61,876	54,953
	1,613,345	1,418,452	1,263,065
TOTAL ASSETS	2,256,949	1,984,309	1,882,511

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	June 30, 2019		December 31, 2018
	$	€	€
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	160,245	140,887	816,451
Interest‑bearing liabilities	422,450	371,418	25,487
Lease liabilities	12,166	10,696	9,863
Accrued expense	101,713	89,426	83,516
Deferred income	6	5	7
Contract liabilities	176,009	154,747	185,681
Other liabilities	19,926	17,519	17,097
Income tax payable	18,513	16,277	31,009
Provisions	8,011	7,043	3,419
	919,039	808,018	1,172,530
NON‑CURRENT LIABILITIES
Interest‑bearing liabilities	728,234	640,263	535,630
Lease liabilities	29,440	25,884	28,841
Accrued expenses	5,620	4,941	4,941
Deferred income	-	-	10
Contract liabilities	16,368	14,391	13,485
Deferred tax liabilities	94,207	82,827	82,941
Provisions	4,233	3,722	8,576
Long‑term payroll payables	15,031	13,215	12,770
Other liabilities	60,298	53,014	31,802
	953,431	838,257	718,996
TOTAL LIABILITIES	1,872,470	1,646,275	1,891,526
EQUITY
Share capital	1,729,773	1,520,816	1,520,816
Reserves	(1,127,232)	(991,062)	(1,321,685)
Accumulated deficit	(219,496)	(192,981)	(207,566)
Equity/(deficit) attributable to equity holders of the parent	383,045	336,773	(8,435)
Non‑controlling interests	1,434	1,261	(580)
Total equity/(deficit)	384,479	338,034	(9,015)
Total liabilities and equity	2,256,949	1,984,309	1,882,511

WANDA SPORTS GROUP COMPANY LIMITED
SUMMARY OF INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended
	June 30, 2019		June 30, 2018
	$	€	€
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	34,923	30,704	(9,725)
NET CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES	(47,760)	(41,991)	(22,385)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	14,059	12,361	(60,403)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,222	1,074	(92,513)
Cash and cash equivalents at beginning of the period	212,397	186,739	233,112
Effect of foreign exchange rate changes, net	(1,489)	(1,308)	4,771
CASH AND CASH EQUIVALENTS AT END OF PERIOD	212,130	186,505	145,370

RECONCILIATION OF NON-IFRS MEASURE – IFRS Profit for the Period to Adjusted EBITDA (unaudited)
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
For the three months ended
	June 30, 2019		June 30, 2018
	$	€	€
Profit for the period	27,940	24,565	18,489
Income tax	1,330	1,169	7,881
Net interest expenses	21,423	18,835	6,429
Depreciation and amortization	9,569	8,413	9,300
EBITDA	60,262	52,982	42,099

Share-based compensation(1)	2,396	2,107	3,264
Expenses or charges relating to acquisition(2)	1,289	1,133	1,415
Expenses or charges relating to IPO or financing(3)	4,736	4,164	294
Restructure and disposal of investments / subsidiaries(4)	430	378	(56)
Loss from termination of customer(5)	-	-	1,365
Bad debt expenses relating to specific customer(6)	-	-	9,601
Losses/(gains) on foreign exchange and derivatives, and other financial charges(7)	(3,404)	(2,993)	7,388
Estimated client compensation relating to fraudulent activities(8)	1,170	1,029	-
Adjusted EBITDA	66,879	58,800	65,370

1.	Share-based compensation has been excluded as it is a non-cash expense. Our adjustment removes all of the historical share-based compensation for employees.
2.
Represents expenses incurred for professional fees such as legal counsel, auditors, underwriters, valuation experts and consultants in respect of strategic acquisitions in our mass participation sports business, including Lagardere Unlimited Events AG in 2016 and Competitor Group Holdings, Inc., or CGI, in 2017.

3.	Represents professional fees of legal counsel, auditors, due diligence services experts, consultants, and related IPO expenses or financing.
4.
Represents expenses or costs incurred in the restructuring and disposal of investments and subsidiary companies. Following our acquisitions of Infront and WEH, we went through a restructuring process which involved divestment of certain investments and subsidiaries. Following the acquisition of CGI in 2017, WEH undertook a similar process. While event and contract performance reviews are performed as a normal course of business, these larger restructuring processes are considered non-recurring.

5.	Eliminates the impact from the extraordinary loss of certain rights-in partners following their insolvency.
6.
Eliminates expenses reflecting expected credit losses in trade account receivables that we had outstanding from a sports marketing and media rights firm (MP & Silva) as well as contract assets, as a result of the initiation of MP & Silva’s insolvency process.

7.	Represents the losses/(gains) on foreign exchange, derivative financial instruments at fair value through profit or loss, termination of the cross-currency swap and other financial charges.
8.
Represents the amount estimated to be paid by Infront as compensation in connection with fraudulent activities presumably undertaken by a former senior employee of Infront, for which we have taken a revenue deduction in the three months ended June 30, 2019.